Filed by AOL Time Warner Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: AOL Time Warner Inc.,
                    America Online, Inc. and Time Warner Inc.
                    Commission File No. 333-30184

THE FOLLOWING ARE EXCERPTS FROM A SCRIPT USED BY AN OFFICER OF AMERICA ONLINE, INC. IN PRESENTATIONS MADE TODAY:

The call today contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made during the call, in particular, statements regarding:

o future financial and operating results o the proposed AOL/Time Warner merger o new products, services, features and content o subscriber, usage, advertising and commerce growth

o plans for the Company's international joint venture services

 . . . such statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, careful consideration should be given to cautionary statements made in the company's reports filed with the SEC, especially the section entitled "Forward-Looking Statements" in the MD&A section of the Company's 10-K for the fiscal year ended June 30, 1999 and the Risk Factors section of the Company's S-3 filings that became effective in November 1999 and
May 2000. . . .

We are making great progress with respect to the Time Warner merger, which we expect to close in the fall. We have announced AOL Time Warner's management team and organization, and, although you may think this merger is complicated, our transition process is right on track.

 And we are continuing to work together with Time Warner on a full range of initiatives that forcefully underscore the tremendous shareholder value in AOL Time Warner.

 Let me update you on how well our previously announced initiatives with Time Warner are doing. To highlight just a few:

  ** Our joint launch of Time Inc.'s new magazine, Real Simple, on AOL generated 35,000 subscriptions in just six hours.

  ** Atlantic Records' "mad season by matchbox twenty" hit the No. 1 spot on Billboard's "Top Internet Album Sales" chart through a highly targeted promotion across several AOL brands -- offering further proof of the popularity of music online and indicating the potential for a digital downloading service.

In fact, our research recently showed that 85% of mass market consumers are interested in downloading music online -- the same percentage, back in the early 1980s, that said they would be interested in our MTV concept.

  ** More than 60,000 CNN Headline News and Hollywood Minute streaming videos were watched in their first week of availability on AOL Plus. Traffic from ICQ tripled and there were nearly 300,000 click-throughs daily from Netscape 6.0.

  ** On the day that AOL broke the news that Chris Columbus will be directing the Harry Potter movie, there were 35 million impressions in our Entertainment channel.

  ** Since its launch on AOL's Kids Only Channel in February, traffic to the Time for Kids Web site grew by over 1,400% to 1.1 million impressions.

  ** And page views of Fortune climbed 100% to 2.5 million in the first week of its AOL Keyword promotion, and Fortune 500 on the AOL Welcome Screen generated a three-fold increase in pageviews.

But the big news will be in strategic and transformational opportunities for AOL Time Warner.

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Statements  contained  in the  script  excerpts  above  regarding  the  proposed
AOL/Time Warner merger are forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the AOL/Time Warner merger; failure of the Company's or Time Warner's stockholders to approve the merger; costs related to the merger; fluctuating market prices that could cause AOL Time Warner's stock value to be less than the current AOL or Time Warner stock value; the difficulty the market may have in valuing the AOL Time Warner business model; the risk that the Company and Time Warner businesses will not be integrated successfully; and the failure of AOL Time Warner to realize anticipated benefits of the AOL/Time Warner merger.

For a detailed discussion of these and other cautionary statements related to the Company and to Time Warner Inc., please refer to the Company's and Time Warner Inc.'s filings with the Securities and Exchange Commission, especially
(a) with respect to the Company, the "Forward-Looking Statements" section of the Management's Discussion and Analysis in the Company's Form 10-K for the fiscal year ended June 30, 1999 and in the Company's Form 10-Q for the quarter ended March 31, 2000 and the Risk Factors section of the Company's S-3 filings that became effective in November 1999 and May 2000, and (b) with respect to Time Warner, the section entitled "Caution concerning Forward-Looking Statements" in Time Warner's Form 10-Q for the quarter ended March 31, 2000.

In addition, we urge you to read the Joint Proxy Statement-Prospectus, which AOL Time Warner has filed with the Securities and Exchange Commission as part of a Registration Statement, because it contains important information. The Joint Proxy Statement-Prospectus was sent on or about May 23, 2000 to stockholders of Time Warner and America Online seeking their approval of the proposed AOL/Time Warner merger. You may obtain a free copy of the Joint Proxy Statement-Prospectus and other documents filed by AOL Time Warner (as well as by America Online and Time Warner, including documents incorporated by reference into the Joint Proxy Statement-Prospectus) with the Commission at the Commission's web site at www.sec.gov. AOL stockholders can get a free copy of the Joint Proxy Statement-Prospectus and the AOL documents incorporated therein by reference by directing a request to America Online, Inc., 22000 AOL Way, Dulles, VA 20166, Attention: Investor Relations, telephone: 1-888-809-6263, e-mail: AOL IR@aol.com. Time Warner stockholders can get a free copy of the Joint Proxy Statement-Prospectus and the Time Warner documents incorporated therein by reference by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

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